FOR IMMEDIATE RELEASE: May 13, 2009	PR09-10

Atna Makes First Gold Pour at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce  that it has made the first pour of approximately 300 ounces of gold in doré at the newly re-started Briggs Mine in Inyo County, California. Ore mining commenced at the site in January, crushing and the loading of ore onto the leach pad started in March,  and solution delivery to the leach pad began in April. Facility construction at the mine is complete. The focus at the site is now to increase gold production to a target level of 40,000 ounces per year by the end of 2009. In addition, drilling is continuing to expand the reserve potential at the Briggs Main Deep zone within the existing permit boundary where new reserves may enable increasing the production rate or mine life.

“Our first gold pour is a major milestone in Atna’s transition from an exploration company to a mid-tier gold producer. We are very pleased with the rapid re-start of the Briggs Mine. Our next step will be to transform Atna to a mid-tier gold production company with development of additional mines from our strong pipeline of three advanced development projects,” states James Hesketh, President & CEO.

Atna’s pipeline of gold projects includes the Reward Project, where we are nearing permit completion.  We recently concluded a formal Joint Venture Agreement between Barrick Gold (70 percent) and Atna (30 percent) at the Pinson Gold Project in Nevada. Barrick continues to evaluate possibilities to develop the project.  In addition, we expect to complete a Technical Report in the third quarter that will provide an NI43-101 compliant resource estimate at the Columbia gold project in Montana.

For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to increasing gold production and drilling results at the Briggs Mine, successful completion of permitting for the Reward gold project and completion of a NI 43-101 compliant resource study for Columbia. Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing;  and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2008 Form 20-F dated March 31, 2009.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com